aMcB

[The Anne McBride Company]
630 3rd Ave, 5th floor
New York, NY 10017
(T) 212.983.1702
(F) 212.983.1736
www.annemcbride.com

02 NOV 27 AM 9:10

02060056

SUPPL

November 8, 2002

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Madam/Sir,

Attached you will find the latest earnings release that was issued by Lenzing Aktiengesellschaft. I am submitting this document to your attention in order to keep Lenzing's Level I ADR program current and in order.

Please feel free to contact me if you have any questions or comments. Thank you.

Sincerely,

Can Önen
Senior Account Executive
Anne McBride Company
630 Third Avenue, Fifth Floor
New York, NY 10017
Tel: (+1-212)-983-1702 x212
Fax: (+1-212)-983-1736
E-mail: conen@annemcbride.com

Company: Lenzing AG
File no: 82-3207
Material submitted pursuant to Rule 12g3-2(b)

dlw 12/2

LENZING

Lenzing Aktiengesellschaft
Konzernkommunikation
A-4860 Lenzing, Austria
www.lenzing.com

Telefon: +43/7672/701-2713
Telefax: +43/7672/96301
E-Mail: a.guldt@lenzing.com

Datum: 08/11/2002

Lenzing Group continues its successful course

The positive development continued during the third quarter 2002 – Sales up by 2.7% to EUR 466.9 mill. – EBIT and EBT increased by more than 30% - Vigorous demand for Lenzing fibers – Positive outlook in spite of a difficult market environment.

With a positive development during the third quarter 2002, the Lenzing Group succeeded in linking up to the excellent results for the first semester. It was possible to clearly expand both, sales as well as all operating key figures, as compared to the same period last year.

Altogether, the sales achieved during the first nine months of fiscal 2002 were increased by 2.7% over the same period last year and amounted to EUR 466.9 mill. It became possible to improve the EBITDA to EUR 91.2 mill., which corresponds to a plus of 25%. The income from operations (EBIT) was expanded by 37% and amounted to EUR 60.3 mill. The income before taxes and minority interest (EBT) rose by 32% to EUR 56.0 mill.

"This more than proportionate improvement in our result was achieved by a further improvement in our product mix and a higher productivity, in connection with favorable raw material prices" comments the Managing Board on the period under review. In this connection, Lenzing succeeded in remaining largely unaffected by the difficult cyclical environment. The fiber business, in particular, developed excellently. All production lines worked at full capacity.

Upward trend for special fibers

The sale of Lenzing Fibers developed positively in all regions. In Europe, Lenzing benefited from the continuously strong demand for nonwovens fibers. In addition, the upward trend regarding Modal, one of Lenzing's fiber specilities, also continued uninterrupted. For the first nine months of the business year, sales were 39% above the figure achieved for the same period last year. In Asia, in particular, the sale of Lenzing's special fibers grew vigorously during the past three quarters.

The development of business activities with Lenzing Lyocell at the Heiligenkreuz site in Burgenland, Austria was also very positive. Production lines operated at full capacity, and it became possible to further expand production by applying optimizing measures. Especially in the textile area, it became possible to increase sales considerably.

"In the first eight months of 2002 alone, the textile segment made more deliveries than during all of 2001", Franz Raninger, Managing Board Member with fiber reponsibilities, reports about the positive development of Lenzing Lyocell.

At Lenzing and Heiligenkreuz, the two fiber production sites in Austria, work on expanding capacity has already begun. As was reported before, capacities at Lenzing will be expanded to about 200,000 tonnes per year by the end of 2003, at Heiligenkreuz they will be doubled to about 40,000 tonnes.

South Pacific Viscose and Lenzing Fibers Corporation

South Pacific Viscose, the Indonesian associate, developed very satisfactorily during the third quarter and succeeded in generating a good result for the first nine months. Lenzing Fibers Corporation, the USA minority share, achieved a slightly positive result for the third quarter.

Engineering and Systems Construction, Plastics and Paper continue to generate good results

The sectors engineering and systems construction, plastics and paper all showed quite a positive development of their sales and produced good contributions to the result, in spite of an increasingly difficult market environment. For Lenzing Technik, the engineering and systems construction-company, the number of incoming orders was satisfactory, despite the tight market situation. Lenzing Plastics succeeded in nearly reaching the planned objectives, although industrial business activities continued to be slack, which progressively affected all sales segments. The PTFE business, however, which had expanded very positively until recently, has shown a clearly downward trend since the summer months. The utilization of capacities at Lenzing Paper developed satisfactorily, with raw material prices moving up slightly. For the fields envelope and copying paper varieties, sales were clearly above last year's level.

Positive outlook in spite of an uncertain market and cyclical situation

In the coming months, the market for fibers will become increasingly difficult. In Asia stocks of yarn are accumulating, and in Europe the demand for textile fibers is slowing down. As the general cyclical situation continues to be weak, hardly any positive impulses can be expected. Nevertheless, Peter Untersperger, Managing Board Member for Finances, expects a very positive result for fiscal 2002: "The demand for Lenzing fibers will continue to be strong, on account of our successful strategy with fiber specialties. For the sectors engineering and systems construction, plastics and paper, we expect to have satisfactory contributions to our result."

Important Key Data

according to US GAAP; on a Group basis	[redacted]	1-9/2001 in EUR mill.	[redacted]	7-9/2001 in EUR mill.
Sales	[redacted]	454.5	[redacted]	153.3
EBITDA	[redacted]	72.9	[redacted]	24.4
EBIT	[redacted]	44.0	[redacted]	14.6
Income before taxes and minority interest (EBT)	[redacted]	42.4	[redacted]	13.6
Net income	[redacted]	21.1	[redacted]	6.9

For further information please contact Lenzing Aktiengesellschaft,
Mrs. Angelika Guldt, phone: 07672/701 – 2713